Exhibit 99.60

RECEIPT

mCloud Technologies Corp.

This is the receipt of the British Columbia Securities Commission for the Amended and Restated Short Form Base Shelf Prospectus dated April 28, 2020 (the amended prospectus) amending and restating the Short Form Base Shelf Prospectus of the above Issuer dated April 17, 2020.

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the amended prospectus.

The amended prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador. A receipt for the amended prospectus is deemed to be issued by the regulator in each of those jurisdictions , if the conditions of the Instrument have been satisfied.

April 28, 2020

LuxiChen

Luxi Chen, CPA, CA Senior Securities Analyst Corporate Finance

SEDAR Project Number 2987423